CAESARS ENTERTAINMENT CORPORATION

One Caesars Palace Drive

Las Vegas, Nevada 89109

April 24, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Tom Kluck
Legal Branch Chief

Re:	Caesars Entertainment Corporation
Registration Statement on Form S-4
Filed March 13, 2017
File No. 333- 216636

Dear Mr. Kluck:

As discussed on the conference call on April 18, 2017 among representatives of Caesars Entertainment Corporation (the “Company” or “CEC”), representatives of Caesars Acquisition Company (“CAC”) and the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S–4 of the Company (the “Registration Statement”), together with exhibits, filed on March 13, 2017, the Company hereby submits its response to an oral comment received by the Company from the Staff on April 17, 2017.

Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, we have set forth below the Staff’s comment followed by the Company’s response thereto.

Mr. Tom Kluck

Securities and Exchange Commission

Division of Corporation Finance

April 24, 2017

1.	Please either modify the language regarding forward incorporation by reference to comply with Form S-4 or reference future filings specifically.

The Company will revise the section titled “Where You Can Find More Information” in the Registration Statement to comply with the requirements of Form S-4.

2.	Please file the Plan of Reorganization as an Exhibit to the Registration Statement.

The Company will file the Plan (as defined below) as an Exhibit to the Registration Statement.

3.	Please explain why the conversion of the corporate structure of Caesars Entertainment Operating Company, Inc. into two companies is not a spin-off and why it is not necessary to include disclosures associated with the Form 10 to be filed for the related REIT.

In response to the Staff’s comment, we respectfully submit that, for the reasons set forth below, the transactions described in the Registration Statement do not include a spin-off under federal securities laws or Delaware corporate law, and disclosures associated with a Form 10 should not be included in the Registration Statement. In light of the foregoing and our commitment to provide CEC stockholders and CAC stockholders clear and relevant disclosure and, in response to the Staff’s comment, we propose to revise the Registration Statement to further clarify that the transactions contemplated by the Registration Statement do not include a spin-off under federal securities laws or Delaware corporate law. Inclusion of information contained in any Form 10 relating to the REIT (as defined below) that is not already included in the Registration Statement is not relevant to CEC or CAC stockholders.

Background

On January 15, 2015 (the “Petition Date”), Caesars Entertainment Operating Company, Inc. (“CEOC”), a majority owned subsidiary of CEC, and certain of its subsidiaries (collective, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. As a result, we concluded that CEOC and its subsidiaries should be deconsolidated from CEC’s financial results effective as of January 15, 2015, as the power to make material decisions was transferred from holders of equity at risk (including CEC) given the bankruptcy court proceedings.

Negotiations prior to and following the Petition Date led to entry into restructuring and support agreements (the “RSAs”) among various creditors, the Debtors, CEC and CAC. Pursuant to the RSAs, these creditors agreed to approve the Debtors’ Third Amended Joint Plan of Reorganization (the “Plan”).

Mr. Tom Kluck

Securities and Exchange Commission

Division of Corporation Finance

April 24, 2017

In late 2016, after receipt of a detailed Disclosure Statement approved by the Bankruptcy Court and which described the Plan, the Debtors’ various creditors voted to approve the Plan, and the Bankruptcy Court confirmed the Plan as filed on January 13, 2017.

The Plan sets forth the terms of the emergence of CEOC from bankruptcy and contemplates the separation of the operations and assets of CEOC into two companies – OpCo and PropCo. Pursuant to the Plan, CEC is acquiring 100% of the equity in OpCo, and OpCo will be wholly owned by CEC. PropCo will be a newly formed entity that will be wholly owned by a newly formed real estate investment trust (“REIT”). Certain creditors of the Debtors will receive 100% of the equity in the REIT, and none of the existing stockholders of CEC or CAC will receive any direct or indirect equity of the REIT by reason of their capacity as a stockholder of CEC or CAC.

In addition, after an extensive negotiation process between CEC’s and CAC’s special committees, CEC and CAC entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”), pursuant to which CAC will merge with and into CEC with CEC remaining as the surviving company (the “Merger”). The Merger, which is contemplated by the Plan, is subject to a number of conditions, including, among other things, the approval by the stockholders of CEC and CAC, the effectiveness of the Plan and the receipt of a favorable IRS ruling on certain issues necessary for the formation of the OpCo / PropCo structure to qualify as tax-free under Sections 355 and 368(a)(1)(G) of the Internal Revenue Code of 1986, as amended (the “Code”) and for the REIT to qualify as a REIT under the Code (collectively, a “PLR”). On January 5, 2017, CEC and CEOC received a PLR from the IRS in satisfaction of the related closing condition. Neither the Merger Agreement nor the Plan contain any requirement or condition with respect to a filing prior to the consummation of the Plan by the REIT of a registration statement under Securities Act of 1933, as amended (the “Securities Act”), or under the Securities Exchange Act of 1934, as amended (such as a registration statement on Form 10).1 The creditors are relying upon an exemption from registration under the Securities Act pursuant to Section 1145 of the Bankruptcy Code.

[1]	Article IV(V) of the Plan requires a registration statement covering the resale of REIT Common Stock to be filed “as soon as practicable following the Effective Date and in any event within 75 days thereafter.” This registration statement, however, is only filed after the consummation of the Plan and the Merger.

Mr. Tom Kluck

Securities and Exchange Commission

Division of Corporation Finance

April 24, 2017

1.	The formation of the OpCo / PropCo structure and the REIT is not a “spin-off” under federal securities laws.

The OpCo / PropCo structure contemplated by the Plan requires the Debtors to transfer substantially all of their real property assets and related fixtures to PropCo and OpCo to lease such real property assets and related fixtures owned by PropCo (such leases, the “Master Leases”). The equity of the REIT will be distributed to certain creditors of the Debtors in a transaction under Section 355 of the Code and is described as a “spin-off” in the Registration Statement as that is how such transaction is described for tax purposes.

Notwithstanding that the transactions may constitute a tax-free spin-off for U.S. federal income tax purposes as described above, none of these transactions include a parent company distributing shares of a subsidiary to its stockholders – a transaction that would be considered a “spin-off” under federal securities laws as described in Staff Legal Bulletin No. 4. In the OpCo / PropCo structure, certain creditors of the Debtors, rather than stockholders of CAC, CEC, CEOC or their subsidiaries, will receive interests in the newly formed REIT under the Plan and, indirectly, PropCo. As a result, although the series of transactions effecting the separation of OpCo, PropCo and the REIT is intended to qualify as a tax-free “spin-off” for tax purposes, the U.S. federal income tax treatment of the transactions should not be relevant for a determination under federal securities laws, and such transactions do not constitute a “spin-off” for purposes of federal securities laws.

2.	CEOC is not a consolidated subsidiary of CEC.

For accounting purposes, because CEC previously deconsolidated CEOC as a result of the bankruptcy filings, the transactions contemplated by the Plan will be considered an acquisition by CEC of OpCo from a third party, and the formation of PropCo by that third party does not constitute a “spin-off” or other distribution by CEC. As mentioned above, CEC is purchasing the OpCo equity from the creditors and its current equity interests in CEOC, which CEC currently assigns zero value, are being cancelled upon effectiveness of the Plan. Accordingly, any actions or transactions with respect to CEOC prior to the emergence and the Merger would have no effect on the consolidated results of CEC. The acquisition of OpCo by CEC has been addressed throughout the Registration Statement, including in the pro forma and other financial information contained therein, which fully reflects how the acquisition of OpCo and the Merger will effect CEC’s consolidated financial statements.

Mr. Tom Kluck

Securities and Exchange Commission

Division of Corporation Finance

April 24, 2017

3.	No offer of securities relating to PropCo or the REIT is being made to stockholders of CEC or CAC.

As described above, only certain creditors of the Debtors will receive securities of the REIT. The stockholders of New CEC will not, directly or indirectly, receive securities of the REIT in their capacity as existing stockholders of CEC or former stockholders of CAC. Those creditors previously had an opportunity to make an investment decision with respect to the REIT when they received the Disclosure Statement describing the Plan and voted on and collectively approved the Plan in 2016. The Plan has since been confirmed by the Bankruptcy Court without objection by any major creditor group. In contrast, the Registration Statement does not contain an offer of securities relating to PropCo or the REIT to any creditor group. CEC and CAC stockholders are being solicited to vote on, and make an investment decision with respect to, the Merger and the other proposals set forth in the Registration Statement. The stockholders of CEC and CAC are not being offered securities relating to PropCo or the REIT and are not making any investment decision with respect thereto; the only relationship between CEC and the REIT is through the Master Leases and related agreements, all of which are described in detail in the Registration Statement.

4.	Filing a Form 10 is not a condition to the Merger or the Plan and is at the discretion of certain creditors of CEOC.

The Merger is subject to a number of conditions under the Merger Agreement including the substantially concurrent effectiveness of the Plan and receipt of a PLR, which was received on January 5, 2017. However, no Form 10 filing by the REIT is required as a condition to the Plan or the Merger. Moreover, the REIT is under no obligation to file a Form 10 prior to the date of the consummation of the Plan.23 Instead, the filing of the Form 10 is at the discretion of certain creditors of the Debtors that will receive interests in the REIT. Although we expect that the REIT will file and seek to have a Form 10 declared effective, there is no requirement for the REIT to file a Form 10 or seek effectiveness on the same time-frame as we are seeking with the Registration Statement. Consequently, disclosures from a Form 10 for the REIT are not under the control of CEC or CAC.

[2]	It may be possible that registration under the Exchange Act would be required Section 12(g), but such registration would not be required until after the consummation of the Plan and the end of the first fiscal year following. However, neither CEC nor CAC has any control over such events.
[3]	Article IV(V) of the Plan requires a registration statement covering the resale of REIT Common Stock to be filed “as soon as practicable following the Effective Date and in any event within 75 days thereafter.” This registration statement, however, is only filed after the consummation of the Plan and the Merger.

Mr. Tom Kluck

Securities and Exchange Commission

Division of Corporation Finance

April 24, 2017

5.	Requiring inclusion of additional information regarding PropCo and the REIT would not be material to the decisions being made by the CEC and CAC stockholders and could impose significant delays.

In response to the Staff’s comment, we propose to revise the Registration Statement as described in section 6 below to further clarify that the creation of OpCo and PropCo does not involve a spin-off to CEOC or CEC stockholders under the federal securities laws or Delaware corporate law. With that clarification, we believe that the disclosure provided is complete and provides all that is required under the circumstances. We also believe that, for a number of reasons, requiring the inclusion of additional information beyond that which is proposed to be included would not be material to the decisions being made by CEC and CAC stockholders and could impose significant delays. We further note that in response to Comment 2 above, the entire Plan will be filed as an Exhibit to the Registration Statement.

Current CEC and CAC stockholders will only have an equity interest in CEC following the consummation of the Merger and effectiveness of the Plan; they will not have any equity interest in the REIT or PropCo. Moreover, following the consummation of the Merger and effectiveness of the Plan, the REIT and PropCo would be like any third party to CEC and, accordingly, only the contractual relationships described in the Registration Statement, including the Master Leases and certain other related agreements, will be material to CEC and CAC stockholders. Including additional disclosure regarding the REIT and PropCo that would normally be found in a Form 10 would not provide any new information that would be material to CEC and CAC stockholders.

In addition, preparing disclosure relating to the REIT and PropCo that would normally be found in a Form 10 presents the risk of significant delays in finalizing the Registration Statement and the emergence. We note that the planning and operations of PropCo and the REIT are being conducted by CEOC (as the debtor in bankruptcy) and its creditors. While 89% of the equity of CEOC is currently held by CEC, because of the bankruptcy filing, CEC is deemed to no longer control CEOC or its subsidiaries. CEOC has independent board members, a separate management team and separate counsel. As a result, while CEC or CAC may request information and assistance from CEOC with respect to PropCo and the REIT, neither CEC nor CAC has the right to access or verify the information with respect to the REIT that will be provided in the proposed Form 10 that is not in the Plan. As a result, there is no assurance that such disclosure would be available at all, much less on the time-frame needed without delaying the CEC and CAC special meetings and the emergence.

Mr. Tom Kluck

Securities and Exchange Commission

Division of Corporation Finance

April 24, 2017

6.	Proposed revisions to the Registration Statement.

For the reasons set forth above, we believe that the Registration Statement contains all required information regarding the proposed transactions. To address the Staff’s comment, we will make revisions to the Registration Statement to further clarify that the creation of OpCo and PropCo is a “spin-off” solely for tax purposes.

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Mr. Tom Kluck

Securities and Exchange Commission

Division of Corporation Finance

April 24, 2017

If you have any questions regarding the response contained in this letter, please do not hesitate to contact the undersigned at (702) 407-6000.

Sincerely,

/s/ Scott E. Wiegand

Scott E. Wiegand, Esq.

cc:	Timothy R. Donovan, Esq., Caesars Entertainment Corporation

Michael D. Cohen, Esq., Caesars Acquisition Company